SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 1 to
                           Third Amended and Restated
                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                              Carnival Corporation
           -----------------------------------------------------------
                                (Name of Issuer)

                          Common Stock ($.01 par value)
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                   143658 10 2
           -----------------------------------------------------------
                                 (CUSIP Number)

                               Arnaldo Perez, Esq.
                                 General Counsel
                              Carnival Corporation
                              3655 N.W. 87th Avenue
                            Miami, Florida 33178-2428
                                 (305) 599-2600
           -----------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 18, 2000
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  143658 10 2

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     TAMMS INVESTMENT COMPANY, LIMITED PARTNERSHIP
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)                   (b)     X
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  Not Applicable
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   Delaware
                                         ------------------------

Number of          (7)  Sole Voting Power    3,653,168
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   -0-
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  3,653,168
Person With                                   -------------------
                  (10)  Shared Dispositive Power  -0-
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  3,653,168
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)   0.6%
                                                        ---------

(14)  Type of Reporting Person    OO
                              -----------------------------------

CUSIP No.  143658 10 2

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     TAMMS MANAGEMENT CORPORATION
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)                   (b)     X
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  Not Applicable
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   Delaware
                                         ------------------------

Number of          (7)  Sole Voting Power    3,653,168
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   -0-
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  365,316
Person With                                   -------------------
                  (10)  Shared Dispositive Power  3,287,852
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  3,653,168
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)   0.6%
                                                        ---------

(14)  Type of Reporting Person    CO
                              -----------------------------------

CUSIP No.  143658 10 2

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     THE CONTINUED TRUST FOR MICKY ARISON
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)                   (b)     X
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  Not Applicable
                     ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization:  Delaware
                                         ------------------------

Number of          (7)  Sole Voting Power    1,959,010
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   -0-
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  1,959,010
Person With                                   -------------------
                  (10)  Shared Dispositive Power  -0-
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  1,959,010
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)   0.3%
                                                        ---------

(14)  Type of Reporting Person    OO
                              -----------------------------------

CUSIP No.  143658 10 2

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     THE MICKY ARISON 1997 HOLDINGS TRUST
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)                   (b)     X
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  Not Applicable
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   Delaware
                                         ------------------------

Number of          (7)  Sole Voting Power    -0-
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   4,682,708
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  4,682,708
Person With                                   -------------------
                  (10)  Shared Dispositive Power  -0-
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  4,682,708
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)   0.8%
                                                        ---------

(14)  Type of Reporting Person    OO
                              -----------------------------------

CUSIP No.  143658 10 2

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     MA 1997 HOLDINGS, L.P.
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)                   (b)     X
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  Not Applicable
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   Delaware
                                         ------------------------

Number of          (7)  Sole Voting Power    -0-
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   4,682,708
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  4,682,708
Person With                                   -------------------
                  (10)  Shared Dispositive Power  -0-
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  4,682,708
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)   0.8%
                                                        ---------

(14)  Type of Reporting Person    PN
                              -----------------------------------

CUSIP No.  143658 10 2

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     MA 1997 HOLDINGS, INC.
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)                   (b)     X
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  Not Applicable
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   Delaware
                                         ------------------------

Number of          (7)  Sole Voting Power    -0-
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   4,682,708
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  4,682,708
Person With                                   -------------------
                  (10)  Shared Dispositive Power  -0-
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  4,682,708
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)   0.8%
                                                        ---------

(14)  Type of Reporting Person    CO
                              -----------------------------------

CUSIP No.  143658 10 2

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     THE MICKY ARISON 1994 "B" TRUST
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)                   (b)     X
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  Not Applicable
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   Delaware
                                         ------------------------

Number of          (7)  Sole Voting Power    108,114,284
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   -0-
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  108,114,284
Person With                                   -------------------
                  (10)  Shared Dispositive Power  -0-
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  108,114,284
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)   17.9%
                                                        ---------

(14)  Type of Reporting Person    OO
                              -----------------------------------

CUSIP No.  143658 10 2

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     MA 1994 B SHARES, L.P.
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)                   (b)     X
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  Not Applicable
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   Delaware
                                         ------------------------

Number of          (7)  Sole Voting Power    108,114,284
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   -0-
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  108,114,284
Person With                                   -------------------
                  (10)  Shared Dispositive Power  -0-
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  108,114,284
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)   17.9%
                                                        ---------

(14)  Type of Reporting Person    PN
                              -----------------------------------

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     MA 1994 B SHARES, INC.
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)                   (b)     X
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  Not Applicable
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   Delaware
                                         ------------------------

Number of          (7)  Sole Voting Power    108,114,284
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   -0-
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  108,114,284
Person With                                   -------------------
                  (10)  Shared Dispositive Power  -0-
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  108,114,284
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)   17.9%
                                                        ---------

(14)  Type of Reporting Person    CO
                              -----------------------------------

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     MICKY ARISON
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)                   (b)     X
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  Not Applicable
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   United States
                                         ------------------------

Number of          (7)  Sole Voting Power    127,724,677
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   97,530,347
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  127,784,677
Person With                                   -------------------
                  (10)  Shared Dispositive Power  -0-
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  225,255,024
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [X]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)   37.3%
                                                        ---------

(14)  Type of Reporting Person    IN
                              -----------------------------------

CUSIP No.  143658 10 2

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     THE SHARI ARISON IRREVOCABLE GUERNSEY TRUST
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)                   (b)     X
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  Not Applicable
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   Guernsey, Channel Islands
                                         ------------------------

Number of          (7)  Sole Voting Power    -0-
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   -0-
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  -0-
Person With                                   -------------------
                  (10)  Shared Dispositive Power  6,852,708
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  6,852,708
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)   1.1%
                                                        ---------

(14)  Type of Reporting Person    OO
                              -----------------------------------

CUSIP No.  143658 10 2

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     THE CONTINUED TRUST FOR SHARI ARISON DORSMAN
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)                   (b)     X
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  Not Applicable
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   Delaware
                                         ------------------------

Number of          (7)  Sole Voting Power    4,000,000
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   -0-
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  4,000,000
Person With                                   -------------------
                  (10)  Shared Dispositive Power  759,010
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  4,759,010
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)   0.8%
                                                        ---------

(14)  Type of Reporting Person    OO
                              -----------------------------------

CUSIP No.  143658 10 2

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     THE TED ARISON 1994 IRREVOCABLE TRUST FOR SHARI NO. 1
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)                   (b)     X
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  Not Applicable
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   Jersey, Channel Islands
                                         ------------------------

Number of          (7)  Sole Voting Power    -0-
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   -0-
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  -0-
Person With                                   -------------------
                  (10)  Shared Dispositive Power  76,787,525
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  76,787,525
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)   12.7%
                                                        ---------

(14)  Type of Reporting Person    OO
                              -----------------------------------

CUSIP No.  143658 10 2

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     SHARI ARISON
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)                   (b)     X
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  Not Applicable
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   United States and Israel
                                         ------------------------

Number of          (7)  Sole Voting Power    6,000,000
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   -0-
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  -0-
Person With                                   -------------------
                  (10)  Shared Dispositive Power  6,000,000
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  6,000,000
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)   1.0%
                                                        ---------

(14)  Type of Reporting Person    IN
                              -----------------------------------

CUSIP No.  143658 10 2

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     MARILYN B. ARISON
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)                   (b)     X
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  Not Applicable
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   United States and Israel
                                         ------------------------

Number of          (7)  Sole Voting Power    1,032,440
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   -0-
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  1,032,440
Person With                                   -------------------
                  (10)  Shared Dispositive Power  -0-
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  1,032,440
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [X]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)   0.2%
                                                        ---------

(14)  Type of Reporting Person    IN
                              -----------------------------------

CUSIP No.  143658 10 2

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     JMD DELAWARE, INC.
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)                   (b)     X
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  Not Applicable
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   Delaware
                                         ------------------------

Number of          (7)  Sole Voting Power    -0-
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   11,400,728
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  4,682,708
Person With                                   -------------------
                  (10)  Shared Dispositive Power  6,718,018
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  11,400,728
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)   1.9%
                                                        ---------

(14)  Type of Reporting Person    CO
                              -----------------------------------

CUSIP No.  143658 10 2

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     JAMES M. DUBIN
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)                   (b)     X
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  Not Applicable
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   United States
                                         ------------------------

Number of          (7)  Sole Voting Power    30,085,716
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   104,248,367
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power   4,682,708
Person With                                   -------------------
                  (10)  Shared Dispositive Power  136,504,081
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  141,186,791
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)   23.4%
                                                        ---------

(14)  Type of Reporting Person    IN
                              -----------------------------------

CUSIP No.  143658 10 2

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     THE TED ARISON 1992 IRREVOCABLE TRUST FOR LIN NUMBER TWO
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)                   (b)     X
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  Not Applicable
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   United States
                                         ------------------------

Number of          (7)  Sole Voting Power    -0-
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   -0-
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power   -0-
Person With                                   -------------------
                  (10)  Shared Dispositive Power  46,145,830
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  46,145,830
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)   7.6%
                                                        ---------

(14)  Type of Reporting Person    OO
                              -----------------------------------

CUSIP No.  143658 10 2

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     ARISON FOUNDATION, INC.
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)                   (b)     X
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  Not Applicable
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   United States
                                         ------------------------

Number of          (7)  Sole Voting Power    250,000
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   -0-
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power   250,000
Person With                                   -------------------
                  (10)  Shared Dispositive Power   -0-
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  250,000
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)   0.04%
                                                        ---------

(14)  Type of Reporting Person    OO
                              -----------------------------------

CUSIP No.  143658 10 2

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     THE ROYAL BANK OF SCOTLAND TRUST COMPANY (JERSEY) LIMITED
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)                   (b)     X
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  Not Applicable
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   United States
                                         ------------------------

Number of          (7)  Sole Voting Power    -0-
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   -0-
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  -0-
Person With                                   -------------------
                  (10)  Shared Dispositive Power  46,145,830
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  46,145,830
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)   7.6%
                                                        ---------

(14)  Type of Reporting Person    CO
                              -----------------------------------

CUSIP No.  143658 10 2

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     CITITRUST (JERSEY) LIMITED
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)                   (b)     X
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  Not Applicable
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   Jersey, Channel Islands
                                         ------------------------

Number of          (7)  Sole Voting Power    -0-
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   -0-
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  -0-
Person With                                   -------------------
                  (10)  Shared Dispositive Power  76,787,525
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  76,787,525
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)   12.7%
                                                        ---------

(14)  Type of Reporting Person    CO
                              -----------------------------------

CUSIP No.  143658 10 2

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     JMD PROTECTOR, INC.
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)                   (b)     X
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  Not Applicable
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   Delaware
                                         ------------------------

Number of          (7)  Sole Voting Power    30,085,716
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   92,847,639
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  -0-
Person With                                   -------------------
                  (10)  Shared Dispositive Power  122,933,355
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  122,933,355
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)   20.3%
                                                        ---------

(14)  Type of Reporting Person    CO
                              -----------------------------------

CUSIP No.  143658 10 2

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     BALLUTA LIMITED
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)                   (b)     X
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  Not Applicable
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   Isle of Man
                                         ------------------------

Number of          (7)  Sole Voting Power    -0-
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   -0-
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  -0-
Person With                                   -------------------
                  (10)  Shared Dispositive Power  6,852,708
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  6,852,708
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)   1.1%
                                                        ---------

(14)  Type of Reporting Person    OO
                              -----------------------------------

         The Third Amended and Restated Statement on Schedule 13D, dated October 14, 1999, of the Estate of Ted Arison, TAMMS Investment Company, Limited Partnership, TAMMS Management Corporation, the Continued Trust for Micky Arison, the Micky Arison 1997 Holdings Trust, MA 1997 Holdings, L.P., MA 1997 Holdings, Inc., the Micky Arison 1994 "B" Trust, MA 1994 B Shares, L.P., MA 1994 B Shares, Inc., Micky Arison, the Continued Trust for Michael Arison, the Shari Arison Irrevocable Guernsey Trust, the Continued Trust for Shari Arison Dorsman, the Ted Arison 1994 Irrevocable Trust for Shari No. 1, Shari Arison, the Marilyn B. Arison Irrevocable Delaware Trust, MBA I, LLC, Marilyn B. Arison, A.H.W. Limited, TAF Management Company, Kentish Limited, Andrew H. Weinstein, Boaz Nahir, JMD Delaware, Inc. and James M. Dubin is hereby amended as follows:

1.       Security and Issuer

         This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Carnival Corporation, a Panamanian corporation (the "Issuer"). The Issuer maintains its principal executive offices at 3655 N.W. 87th Avenue, Miami, Florida 33178-2428.

2.       Identity and Background

         Item 2 is hereby amended by the deletion thereto of paragraphs (a)(i),
(a)(xvii), (a)(xviii), (a)(xx), (a)(xxi), (a)(xxii), (a)(xxiii) and (a)(xxiv).

         Item 2 is hereby further amended by the addition to the definition of Reporting Persons in paragraph (a) of the following:

         "(xxvii) Ted Arison 1992 Irrevocable Trust for Lin Number Two ("Lin Trust No. 2"); (xxviii) Arison Foundation, Inc. (the "Foundation"); (xxix) The Royal Bank of Scotland Trust Company (Jersey) Limited ("RBS"); (xxx) Cititrust (Jersey) Limited ("Cititrust"); (xxxi) JMD Protector, Inc. ("JMD Protector"); and (xxxii) Balluta Limited ("Balluta")."

         Item 2 is hereby further amended by deleting the last sub-paragraph of paragraph (a), and replacing with the following:

         "Micky Arison is the Chairman, Chief Executive Officer and a Director of the Issuer, President and Treasurer of TAMMS Corp. and beneficiary of the Micky Arison Continued Trust, the Micky Arison 1997 Trust and the B Trust. Shari Arison is a Director of the Issuer and the beneficiary of the Shari Arison Guernsey Trust, the Shari Arison Continued Trust and the Shari Arison Trust No.
1. Marilyn Arison is the beneficiary of the Lin Trust No. 2. Micky Arison and Shari Arison are the children of Ted Arison. Marilyn Arison is the widow of Ted Arison. James M. Dubin is the sole shareholder and an officer of JMD Delaware, the corporate trustee of the Micky Arison 1997 Trust, the B Trust, the Shari Arison

Continued Trust and the Micky Arison Continued Trust, the sole shareholder and an officer of JMD Protector, the corporate protector of the Lin Trust No. 2 and the Shari Arison Trust No. 1, and the sole shareholder of Balluta, the corporate trustee of the Shari Arison Guernsey Trust."

         Item 2 is hereby further amended by the deletion thereto of paragraphs
(b) and (c)(i).

         Item 2 is hereby further amended by deleting paragraph (c)(iv) and replacing it with the following:

         "The Micky Arison Continued Trust is a Delaware trust established for the benefit of Micky Arison. The business address of the Micky Arison Continued Trust is 1201 North Market Street, Wilmington, Delaware 19899-1347. The sole trustee of the Continued Trust for Micky Arison is JMD Delaware. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of JMD Delaware are set forth in Item 2(c)(v)."

         Item 2 is hereby further amended by the deletion thereto of paragraph
(c)(xii).

         Item 2 is hereby further amended by deleting the paragraph (c)(xiii), and replacing it with the following:

         "The Shari Arison Guernsey Trust is a Guernsey trust established for the benefit of Shari Arison. The business address of the Shari Arison Guernsey Trust is c/o Barings (Guernsey) Limited, P.O. Box 71, Arnold House, St. Julian's Avenue, St. Peter Port, Guernsey, Channel Islands. The sole trustee of the Shari Arison Guernsey Trust is Balluta. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of Balluta are as follows:

                                            Residence or                      Principal Occupation
         Name                             Business Address                        or Employment
         ----                             ----------------                        -------------
James M. Dubin                    Paul, Weiss, Rifkind, Wharton               Attorney-at-Law at
                                  & Garrison                                  Paul, Weiss, Rifkind,
                                  1285 Avenue of the Americas                 Wharton & Garrison
                                  New York, New York 10019
Philip Peter Scales               St. James's Chambers,                       Managing Director
                                  Athol Street, Douglas,                      and Chartered
                                  Isle of Man, IM1 1JE                        Secretary, Barings
                                                                              (Isle of Man) Limited

Alan Crowther                     St. James's Chambers,                       Company Secretary,
                                  Athol Street, Douglas,                      Barings (Isle of Man)
                                  Isle of Man, IM1 1JE                        Limited"

         Item 2 is hereby further amended by deleting paragraph (c)(xiv) and replacing it with the following:

         "The Shari Arison Continued Trust is a Delaware trust established for the benefit of Shari Arison. The business address of the Shari Arison Continued Trust is 1201 North Market Street, Wilmington, Delaware 19899-1347. The sole trustee of the Shari Arison Continued Trust is JMD Delaware. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of JMD Delaware are set forth in Item 2(c)(v)."

         Item 2 is hereby further amended by deleting paragraph (c)(xv) and replacing it with the following:

         "The Shari Arison Trust No. 1 is a Jersey trust established for the benefit of Shari Arison. The address of the trust is c/o Cititrust (Jersey) Limited, P.O. Box 728, 38 Esplanade, St. Helier, Jersey, Channel Islands. The sole trustee of the trust is Cititrust, which is a company organized under the laws of Jersey, Channel Islands, the principal business of which is the provision of trustee company services. The sole trustee of the Shari Arison Trust No. 1 is Cititrust. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of Cititrust are as follows:

                                            Residence or                      Principal Occupation
         Name                             Business Address                        or Employment
         ----                             ----------------                        -------------
Citibank N.A.                     Citibank N.A.                               Controlling Person
                                  399 Park Avenue, 15th Floor
                                  New York, New York, 10043
Debbie Sebire                     Cititrust (Jersey) Limited                  Director
                                  38 Esplanade, St. Helier,
                                  Jersey, Channel Islands
Janice Kearsey                    Cititrust (Jersey) Limited                  Director and Secretary
                                  38 Esplanade, St. Helier,
                                  Jersey, Channel Islands
Anthony Daly                      Cititrust (Jersey) Limited                  Director
                                  38 Esplanade, St. Helier,
                                  Jersey, Channel Islands

Clive Jones                       Cititrust (Jersey) Limited
                                  38 Esplanade, St. Helier,
                                  Jersey, Channel Islands
Thomas Rilko                      Cititrust (Jersey) Limited                  Banker
                                  38 Esplanade, St. Helier,
                                  Jersey, Channel Islands
D. Smith Freeman                  Citibank N.A.                               Trust Officer"
                                  399 Park Avenue, 15th Floor
                                  New York, New York, 10043

         Item 2 is hereby further amended by the deletion thereto of paragraphs
(c)(xvii), (c)(xviii), (c)(xx), (c)(xxi), (c)(xxii), (c)(xxiii) and (c)(xxiv).

         Item 2 is hereby further amended by deleting the paragraph (c)(xxvi) and replacing it with the following:

         "James M. Dubin is a partner at the law firm of Paul, Weiss, Rifkind, Wharton & Garrison. Mr. Dubin is the sole stockholder of JMD Delaware, a Delaware corporation whose principal purpose is to serve as trustee for certain trusts established for the benefit of members of the Arison family, the sole stockholder of JMD Protector, a Delaware corporation whose principal purpose is to serve as protector for certain trusts established for the benefit of members of the Arison family, and the sole stockholder of Balluta, an Isle of Man corporation whose principal purpose is to serve as trustee for certain trusts established for the benefit of members of the Arison family. Mr. Dubin's business address is Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, New York, New York 10019-6064."

         Item 2 is further amended by the addition thereto of the following:

         "(c)(xxvii) Lin Trust No. 2 is a Jersey trust established for the benefit of Marilyn B. Arison. The address of the trust is c/o The Royal Bank of Scotland Trust Company (Jersey) Limited, P.O. Box 298, St. Helier, Jersey, Channels Islands. The sole trustee of the trust is RBS, which is a company organized under the laws of Jersey, Channels Islands, the principal business of which is the provision of trustee company services. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of RBS are as follows:

                                            Residence or                      Principal Occupation
         Name                             Business Address                        or Employment
         ----                             ----------------                        -------------
The Royal Bank of                 Royal Bank House,                           Controlling Person
Scotland plc.                     P.O. Box 64,
                                  71 Bath Street, St. Helier
                                  Jersey, Channel Islands
James Downie Paton                Royal Bank House,                           Director
                                  P.O. Box 64,
                                  71 Bath Street, St. Helier
                                  Jersey, Channel Islands
Kathryn Anne Winup                Royal Bank House,                           Director
                                  P.O. Box 64,
                                  71 Bath Street, St. Helier
                                  Jersey, Channel Islands
Duncan Baxter                     Waverley House,                             Director
                                  59-63 Bath Street, St. Helier
                                  Jersey, Channel Islands
Timothy Paul Renault              Waverley House,                             Director
                                  59-63 Bath Street, St. Helier
                                  Jersey, Channel Islands
Barry Derek Poole                 Waverley House,                             Director
                                  59-63 Bath Street, St. Helier
                                  Jersey, Channel Islands
David Michael William             Waverley House,                             Director
Ballingall                        59-63 Bath Street, St. Helier
                                  Jersey, Channel Islands
Laurent Thebault                  Waverley House,                             Director
                                  59-63 Bath Street, St. Helier
                                  Jersey, Channel Islands

         (c)(xxviii) The Foundation is a private charitable foundation organized under the laws of the State of Florida, established by Ted Arison, for the benefit of certain charities. The business address of the Foundation is 3655 N.W. 87th Avenue, 8th Floor, Miami, Florida 33178-2428. The name, residence or business address and principal occupation or employment of each trustee, executive officer and controlling person of the Foundation are as follows:

                                            Residence or                      Principal Occupation
         Name                             Business Address                        or Employment
         ----                             ----------------                        -------------
Shari Arison Dorsman                 Marcaz Golda, 23 Shaul               Chairman of the Board of
                                     Hamelech Boulevard, Tel-             Trustees, Secretary and
                                     Aviv 64367 Israel                    Treasurer of the
                                                                          Foundation
Marilyn Arison                       Marcaz Golda, 23 Shaul               Trustee of the Foundation
                                     Hamelech Boulevard, Tel-
                                     Aviv 64367 Israel
Madeleine Arison                     3655 N.W. 87th Avenue                Trustee of the Foundation
                                     Miami, FL  33178-2428
Micky Arison                         3655 N.W. 87th Avenue                Chairman of the Board
                                     Miami, FL  33178-2428                and Chief Executive
                                                                          Officer of the Issuer
Jason Arison                         3655 N.W. 87th Avenue                Trustee of the Foundation
                                     Miami, FL  33178-2428
Shalom C. Escott                     3655 N.W. 87th Avenue                President of the
                                     Miami, FL  33178-2428                Foundation
Arnaldo Perez                        3655 N.W. 87th Avenue                General Counsel of the
                                     Miami, FL  33178-2428                Issuer, Vice-President and
                                                                          Assistant Secretary of the
                                                                          Foundation

         (c)(xxix) RBS is a Jersey corporation the principal business of which is to carry on the business of a trustee company generally. The address of RBS is The Royal Bank of Scotland Trust Company (Jersey) Limited, P.O. Box 298, St. Helier, Jersey, Channels Islands. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of RBS are set forth in Item 2(c)(xxviii).

         (c)(xxx) Cititrust is a Jersey corporation the principal business of which is to carry on the business of a trustee company generally. The address of Cititrust is Cititrust (Jersey) Limited, P.O. Box 728, 38 Esplanade, St. Helier, Jersey, Channel Islands. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of RBS are set forth in Item 2(c)(xv).

         (c)(xxxi) JMD Protector is a Delaware corporation, the principal business of which is to serve as a protector of certain trusts. The address of the corporation is c/o Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, 10019-6064. The corporation is the protector of the Shari Arison

Guernsey Trust, Shari Arison Trust No. 1 and Lin Trust No. 2 and has certain voting and dispositive rights with respect to the Common Stock held by such trusts. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of JMD Protector are as follows:

                                            Residence or                      Principal Occupation
         Name                             Business Address                        or Employment
         ----                             ----------------                        -------------
James M. Dubin                    Paul, Weiss, Rifkind, Wharton               Attorney-at-Law at
                                  & Garrison                                  Paul, Weiss, Rifkind,
                                  1285 Avenue of the Americas                 Wharton & Garrison
                                  New York, New York 10019
Jonathan R. Bell                  Paul, Weiss, Rifkind, Wharton               Attorney-at-Law at
                                  & Garrison                                  Paul, Weiss, Rifkind,
                                  1285 Avenue of the Americas                 Wharton & Garrison
                                  New York, New York 10019
Eric Goodison                     Paul, Weiss, Rifkind, Wharton               Attorney-at-Law at
                                  & Garrison                                  Paul, Weiss, Rifkind,
                                  1285 Avenue of the Americas                 Wharton & Garrison
                                  New York, New York 10019

         (c)(xxxii) Balluta is an Isle of Man Corporation, the principal business of which is to serve as a protector of certain trusts established for the benefit of members of the Arison family. The address of the corporation is St. James Chambers, Athol Street, Douglas, Isle of Man. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of Balluta are set forth in Item 2(c)(xiii)."

         Item 2 is hereby further amended by deleting paragraph (f), and replacing it with the following:

         "The natural persons who are Reporting Persons or officers, directors or controlling persons of the Reporting Persons have the following citizenship:

         Madeleine Arison, Marilyn Arison, Micky Arison, Jonathan R. Bell, James
         M. Dubin, Henry Eckstein, Eric Goodison, Denison H. Hatch, Jr., Johannes R. Krahmer, Thomas R. Pulsifer, D. Smith Freeman, Walter C. Tuthill and Arnaldo Perez: United States;

         Shari Arison and Jason Arison: Israel and United States;

         Shalom Escott: Israel; and

         David Michael William Ballingall, Duncan Baxter, Alan Crowther, Anthony Daly, Janice Kearsey, Clive Jones, James Downie Paton, Barry Derek Poole, Timothy Paul Renault, Philip Peter Scales, Debbie Sebire, Laurent Thebault and Kathryn Anne Winup: British."

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended by the addition thereto of the following:

         "Since the last report and following an application to the Court of Family Matters, Tel-Aviv, Israel, substantially all the shares of Common Stock held by the Estate of Ted Arison have been distributed to the Lin Trust No. 2, the Shari Arison Trust No. 1 and the 1997 Irrevocable Trust for Micky Arison, as set forth in the will of Ted Arison, dated July 8, 1999. Following such distribution, the estate of Ted Arison has been terminated and Andrew H. Weinstein and Boaz Nahir have been discharged as the estate's executors.

         In addition, TAF Management Company has ceased to be the trustee of the Shari Arison Continued Trust and the Micky Arison Continued Trust. JMD Delaware is now the trustee of these trusts. A.H.W. Limited has ceased to be the trustee of the Shari Arison Guernsey Trust. Balluta is now the trustee of this trust.

         Kentish Limited has ceased to be the protector for the Lin Trust No. 2 and the Shari Arison Trust No. 1. JMD Protector is now the protector for these trusts.

         As a result, the Marilyn B. Arison Irrevocable Delaware Trust, MBA I, LLC, the Continued Trust for Michael Arison, TAF Management Company, A.H.W. Limited, Kentish Limited, Andrew H. Weinstein and Boaz Nahir are no longer Reporting Persons.

         The Shari Arison Irrevocable Trust has made a gift of 250,000 shares of Common Stock to the Foundation.

         Micky Arison has been granted an additional 60,000 shares of Common Stock pursuant to the Issuer's 1993 Restricted Stock Plan and his long-term compensation agreement. Mr. Arison contributed such shares of Common Stock to MA 1997, L.P.

         None of the Reporting Persons have any current plans to change the management or operations of the Issuer."

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended by the deletion thereto of the first paragraph.

         Item 5 is hereby further amended by deleting the fifth, sixth and seventh paragraphs and replacing them with the following:

         "The Micky Arison 1997 Trust beneficially owns 4,682,708 shares of Common Stock (approximately 0.8% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending August 31, 1999 to be outstanding as of October 14, 1999), by virtue of being the sole stockholder of MA 1997, Inc. The Micky Arison 1997 Trust has shared voting power and sole dispositive power with respect to all such shares of Common Stock.

         MA 1997, L.P. beneficially owns 4,682,708 shares of Common Stock (approximately 0.8% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending August 31, 1999 to be outstanding as of October 14, 1999), all of which it holds directly. MA 1997, L.P. has shared voting and sole dispositive power with respect to all such shares of Common Stock that it holds directly.

         MA 1997, Inc. beneficially owns 4,682,708 shares of Common Stock (approximately 0.8% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending August 31, 1999 to be outstanding as of October 14, 1999), by virtue of being the general partner of MA 1997, L.P. MA 1997, Inc. has shared voting and sole dispositive power with respect to all such shares of Common Stock."

         Item 5 is hereby further amended by deleting the eleventh paragraph and replacing it with the following:

         "Micky Arison beneficially owns an aggregate of 225,255,024 shares of Common Stock (approximately 37.3% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 29, 2000 to be outstanding as of April 11, 2000), 2,072,000 shares of which are underlying vested options which he holds directly, 4,682,708 shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Micky Arison 1997 Trust, 108,114,284 shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the B Trust and 110,386,032 shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the last will of Ted Arison, dated July 8, 1999. Micky Arison shares voting power with respect to the 46,145,830 shares of Common Stock held by the Lin Trust No. 2 and with respect to the Shari Arison Trust No. 1. Micky Arison has sole voting and dispositive power with respect to the 17,538,393 shares of Common Stock held by the 1997 Irrevocable Trust for Micky Arison. Micky Arison shares voting and has sole dispositive power with respect to the 4,682,708 shares of Common Stock indirectly held by the Micky Arison 1997 Trust and has sole voting and dispositive power with respect to the 108,114,284 shares of Common Stock indirectly held by the B Trust."

         Item 5 is hereby further amended by the deletion thereto of its thirteenth paragraph.

         Item 5 is hereby further amended by deleting the fourteenth paragraph and replacing it with the following:

         "The Shari Arison Guernsey Trust beneficially owns an aggregate of 6,852,708 shares of Common Stock (approximately 1.1% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 29, 2000, to be outstanding as of April 11, 2000), 5,750,000 of which it owns directly and 1,102,708 of which it holds beneficially by virtue of its interest in TAMMS L.P. The Shari Arison Guernsey Trust has shared dispositive power over all such shares of Common Stock."

         Item 5 is hereby further amended by deleting the sixteenth paragraph and replacing it with the following:

         "The Shari Arison Trust No. 1 beneficially owns the 76,787,525 shares of Common Stock for which it exercises shared dispositive power (approximately 12.7% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 29, 2000, to be outstanding as of April 11, 2000). JMD Protector is the protector of the Shari Arison Trust No. 1 and pursuant to the terms of the trust instrument for such trust shares voting and dispositive power with respect of the 76,787,525 shares of Common Stock held by it. Accordingly, JMD Protector may be deemed to beneficially own such shares for which it exercises shared voting and dispositive power. JMD Protector disclaims beneficial ownership of such shares."

         Item 5 is hereby further amended by the deletion thereto of its eighteenth, nineteenth, twenty-first, twenty-second, twenty-third and twenty-fourth paragraphs.

         Item 5 is hereby further amended by deleting the twenty-fifth and twenty-sixth paragraphs and replacing them with the following:

         "JMD Delaware beneficially owns an aggregate of 11,400,728 shares of Common Stock (approximately 1.9% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 29, 2000 to be outstanding as of April 11, 2000), by virtue of being the trustee of the 1997 MA Trust, the Shari Arison Continued Trust and the Micky Arison Continued Trust.

JMD Delaware has shared voting and sole dispositive power with respect to the shares of Common Stock indirectly held by the Micky Arison 1997 Trust. JMD Delaware shares voting and dispositive power with respect to the shares of Common Stock held by the Shari Arison Continued Trust and the Micky Arison Continued Trust. Accordingly, JMD Delaware may be deemed to beneficially own such shares for which it exercises voting and dispositive power. JMD Delaware disclaims beneficial ownership of all such shares.

         James M. Dubin beneficially owns an aggregate of 141,186,791 shares of Common Stock (approximately 23.4% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 29, 2000, to be outstanding as of April 11, 2000), by virtue of being the sole shareholder of JMD Delaware, JMD Protector and Balluta. Mr. Dubin has shared voting and sole dispositive power with respect to the shares of Common Stock indirectly held by the Micky Arison 1997 Trust. Mr. Dubin shares voting and dispositive power with respect to the shares of Common Stock held by the Shari Arison Continued Trust, the Micky Arison Continued Trust, the Shari Arison Trust No. 1, the Lin Trust No. 2 and the Shari Arison Guernsey Trust. Accordingly, Mr. Dubin may be deemed to beneficially own such shares for which he exercises voting and dispositive power. Mr. Dubin disclaims beneficial ownership of all such shares.

         The Lin Trust No. 2 beneficially owns the 46,145,830 shares of Common Stock for which it exercises shared dispositive power (approximately 7.6% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 29, 2000 to be outstanding as of April 11,
2000). JMD Protector is the protector of the Lin Trust No. 2 and pursuant to the terms of the trust instrument for such trust has sole voting and shared dispositive power with respect to the 46,145,830 shares of Common Stock held by it. Accordingly, JMD Protector may be deemed to beneficially own such shares for which it exercises sole voting and shared dispositive power. JMD Protector disclaims beneficial ownership of such shares.

         The Foundation beneficially owns the 250,000 shares of Common Stock for which it exercises sole voting and dispositive power (approximately 0.04% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 29, 2000 to be outstanding as of April 11,
2000).

         RBS beneficially owns 46,145,830 shares of Common Stock (approximately 7.6% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 29, 2000 to be outstanding as of April 11, 2000), by virtue of being the trustee of the Lin Trust No. 2. RBS has shared dispositive power with respect to the shares of Common Stock held by the Lin Trust No. 2. Accordingly, RBS may be deemed to beneficially own such shares for which it exercises shared dispositive power. RBS disclaims beneficial ownership of such shares.

         Cititrust beneficially owns 76,787,525 shares of Common Stock (approximately 12.7% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 29, 2000 to be outstanding as of April 11, 2000), by virtue of being the trustee of the Shari Arison Trust No. 1. Cititrust has shared dispositive power with respect to the shares of Common Stock held by the Shari Arison Trust No. 1. Accordingly, Cititrust may be deemed to beneficially own such shares for which it exercises shared dispositive power. Cititrust disclaims beneficial ownership of such shares.

         JMD Protector beneficially owns an aggregate of 122,933,355 shares of Common Stock (approximately 20.3% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 29, 2000 to be outstanding as of April 11, 2000), by virtue of being the protector of the Shari Arison Trust No. 1 and the Lin Trust No. 2. JMD Protector shares voting and dispositive power with respect to the shares of Common Stock held by the Shari Arison Trust No. 1 and the Lin Trust No. 2. Accordingly, JMD Protector may be deemed to beneficially own such shares for which it exercises shared voting and dispositive power. JMD Protector disclaims beneficial ownership of all such shares.

         Balluta beneficially owns 6,852,708 shares of Common Stock (approximately 1.1% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 29, 2000, to be outstanding as of April 11, 2000), by virtue of being the trustee of the Shari Arison Guernsey Trust. Balluta shares dispositive power with respect to the 5,750,000 shares of Common Stock directly held by the Shari Arison Guernsey Trust and with respect to 1,102,708 shares of Common Stock held by TAMMS L.P. Accordingly, Balluta may be deemed to beneficially own such shares for which it exercises shared dispositive power. Balluta disclaims beneficial ownership of such shares."

         Item 5 is hereby further amended by deleting the twenty-seventh paragraph and replacing it with the following:

         "The Reporting Persons, as a group, beneficially own an aggregate of 265,756,740 shares of Common Stock (approximately 44.0% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 29, 2000, to be outstanding as of April 11, 2000). The Reporting Persons, as a group, have sole voting and dispositive power over all such shares of Common Stock."

Item 7.  Material to be Filed as Exhibits

Exhibit 13 Joint Filing Agreement, dated as of May 22, 2000, among TAMMS L.P., TAMMS Corp., the Micky Arison Continued Trust, the Micky Arison 1997 Trust, MA 1997, L.P., MA 1997, Inc., the B Trust, B Shares, L.P., B Shares, Inc., Micky Arison, the Shari Arison Irrevocable Trust, the Shari Arison Continued Trust, the Shari Arison

                  Trust No. 1, Shari Arison, Marilyn B. Arison, JMD Delaware, James M. Dubin, the Lin Trust No. 2, the Foundation, RBS, Cititrust, JMD Protector and Balluta.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: May 22, 2000

TAMMS INVESTMENT COMPANY,                   MA 1997 HOLDINGS, L.P., MA 1997
LIMITED PARTNERSHIP                         HOLDINGS, INC., GENERAL
                                            PARTNER
By:  TAMMS MANAGEMENT
       CORPORATION, MANAGING                By: /s/ Denison H. Hatch, Jr.
       GENERAL PARTNER                          --------------------------
                                                Denison H. Hatch, Jr., Secretary
By: /s/ Micky Arison
    ----------------
    Micky Arison, President
                                            MA 1997 HOLDINGS, INC.

TAMMS MANAGEMENT                            By: /s/ Denison H. Hatch, Jr.
CORPORATION                                     -------------------------
                                                Denison H. Hatch, Jr, Secretary
By: /s/ Micky Arison
    ----------------
    Micky Arison, President
                                            MICKY ARISON 1994 "B" TRUST,
                                            JMD DELAWARE, INC., TRUSTEE
CONTINUED TRUST FOR MICKY
ARISON, JMD DELAWARE, INC.,                 By: /s/ Denison H. Hatch, Jr.
TRUSTEE                                         -------------------------
                                                Denison H. Hatch, Jr.
By: /s/ Denison H. Hatch, Jr.                   Secretary of Corporate Trustee
    -------------------------
    Denison H. Hatch, Jr.
    Secretary of Corporate Trustee          MA 1994 B SHARES, L.P., MA 1994 B
                                            SHARES, INC., GENERAL PARTNER

MICKY ARISON 1997 HOLDINGS                  By: /s/ Denison H. Hatch, Jr.
TRUST, JMD DELAWARE, INC.,                      -------------------------
TRUSTEE                                         Denison H. Hatch, Jr.
                                                Secretary
By: /s/ Denison H. Hatch, Jr.
    -------------------------
    Denison H. Hatch, Jr.
    Secretary of Corporate Trustee

MA 1994 B SHARES, INC.                      JMD DELAWARE, INC.

By: /s/ Denison H. Hatch, Jr.               By: /s/ Denison H. Hatch, Jr.
    -------------------------                   -------------------------
    Denison H. Hatch, Jr.                       Denison H. Hatch, Jr.
    Secretary                                   Secretary

/s/ Micky Arison
----------------                            /s/ James M. Dubin
Micky Arison                                ------------------
                                            James M. Dubin

SHARI ARISON IRREVOCABLE
GUERNSEY TRUST, BALLUTA                     1992 IRREVOCABLE TRUST FOR LIN
LIMITED, TRUSTEE                            NUMBER TWO, THE ROYAL BANK
                                            OF SCOTLAND TRUST COMPANY
By: /s/ Philip Scales                       (JERSEY) LIMITED, TRUSTEE
    -----------------
    Philip Scales                           By: /s/ David Ballingall
                                                --------------------
                                                David Ballingall
CONTINUED TRUST FOR SHARI
ARISON DORSMAN, JMD                         By: /s/ Timothy Renault
DELAWARE, INC., TRUSTEE                         -------------------
                                                Timothy Renault
By: /s/ Denison H. Hatch, Jr.
    -------------------------               ARISON FOUNDATION, INC.
    Denison H. Hatch, Jr.
    Secretary of Corporate Trustee          By: /s/ Arnaldo Perez
                                                -----------------
                                                Arnaldo Perez
TED ARISON 1994 IRREVOCABLE
TRUST FOR SHARI NO. 1,
CITITRUST (JERSEY) LIMITED,                 THE ROYAL BANK OF SCOTLAND
TRUSTEE                                     TRUST COMPANY (JERSEY)
                                            LIMITED
By: /s/ Debbie Sebire
    -----------------                       By: /s/ David Ballingall
    Debbie Sebire, Director                     --------------------
                                                David Ballingall

/s/ Shari Arison                            By: /s/ Timothy Renault
----------------                                -------------------
Shari Arison                                    Timothy Renault

/s/ Marilyn B. Arison
---------------------
Marilyn B. Arison

CITITRUST (JERSEY) LIMITED

By: /s/ Debbie Sebire
    -----------------
    Debbie Sebire, Director

JMD PROTECTOR, INC.

By: /s/ James Dubin
    ---------------
    James M. Dubin
    President, Director

BALLUTA LIMITED

By: /s/ Philip Scales
    -----------------
    Philip Scales

                                INDEX TO EXHIBITS
                                -----------------
Exhibits
--------
   13              Joint Filing Agreement, dated as of May 22, 2000, among
                   TAMMS L.P., TAMMS Corp., the Micky Arison Continued
                   Trust, the Micky Arison 1997 Trust, MA 1997, L.P., MA
                   1997, Inc., the B Trust, B Shares, L.P., B Shares, Inc, Micky Arison, the Shari Arison Irrevocable Trust, the Shari Arison Continued Trust, the Shari Arison Trust No. 1, Shari Arison, Marilyn B. Arison, JMD Delaware, James M. Dubin, Ted
                   Arison 1992 Irrevocable Trust for Lin Number Two, Arison Foundation, Inc., The Royal Bank of Scotland Trust Company (Jersey) Limited, Cititrust (Jersey) Limited, JMD Protector, Inc. and Balluta Limited.